Exhibit 99.1

Vermilion Energy Inc. Confirms First Quarter 2021 Release and Annual General Meeting Date and Provides Virtual Meeting Details

CALGARY, AB, April 21, 2021 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) will release its 2021 first quarter operating and condensed financial results on Wednesday, April 28, 2021 after the close of North American markets. The unaudited interim financial statements and management discussion and analysis for the three months ended March 31, 2021 will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Annual General Meeting and Webcast Details

Vermilion will hold its Annual General Meeting on April 28, 2021 at 3:00 pm MT. Our Meeting will be held as a virtual only shareholder meeting with participation electronically as explained further in the Proxy Statement and Information Circular. As a reminder, proxies must be received by 3:00 pm MT on Monday, April 26, 2021.

Shareholders can participate electronically at https://web.lumiagm.com/227999924. Please see our Virtual Meeting Guide at https://www.vermilionenergy.com/files/pdf/investor-relations/2021_Virtual_Meeting_Guide.pdf for detailed instructions on how to access the meeting, vote on resolutions and submit questions. Following the formal portion of the Meeting, a presentation will be given by Curtis Hicks, President of Vermilion. Guests may also view the event at https://web.lumiagm.com/227999924 by registering as a guest. The live webcast link, webcast slides, and archive link will be available on Vermilion's website at http://www.vermilionenergy.com/ir/eventspresentations.cfm.

Please visit the Annual General Meeting page on our website under Invest with Us for complete details and links to all relevant documents ahead of the Meeting at https://www.vermilionenergy.com/invest-with-us/annual-general-meeting.cfm.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with returning capital to investors when economically warranted. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, the Netherlands and Germany. In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 5% of our outstanding shares and are committed to delivering long-term value for all stakeholders. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 16:30e 21-APR-21